

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 30, 2023

Gregory Graves
Chief Financial Officer
ENTEGRIS INC
129 Concord Road
Billerica, Massachusetts 01821

> **Re: ENTEGRIS INC**
> **Form 10-K for the Year Ended December 31, 2022**
> **Form 8-K Filed February 14, 2023**
> **File No. 001-32598**

Dear Gregory Graves:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2022

Note 20. Segment Information, page F-34

1. With reference to your page 6 disclosures of the different products sold by your segments, please tell us what consideration was given to the guidance in ASC 280-10-50-40 in determining that your current disclosures provide adequate information regarding your products and services.

Form 8-K Filed February 14, 2023

Exhibit 99.1, page 10

2. In your determination of Adjusted EBITDA, you include adjustments for integration costs as well as contractual and non-cash integration costs. You also include an adjustment for integration costs in your determination of non-GAAP net income. Please tell us the nature of these costs. Provide a breakdown of the types of costs included in these adjustments

and describe and quantify each material component. With reference to the material components, please tell us what consideration you gave to Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations, as updated December 13, 2022, in determining it was appropriate to include these adjustments.

3.   You present proforma non-GAAP Net sales. Tell us and disclose if these pro forma metrics were prepared in accordance with Article 11 of Regulation S-X. If such information has not been prepared in accordance with Article 11, please revise to disclose the basis for presentation and revise the description of the measures accordingly. Refer to Question 100.05 of the Non-GAAP Measures Compliance and Disclosure Interpretations as updated December 13, 2022. Ensure that you appropriately label each metric accordingly. Pursuant to Item 10(e)(1)(i) of Regulation S-K, please also disclose the reasons why management believes that presentation of this non-GAAP financial measure provides useful information to investors as well as any additional purposes for which management uses the non-GAAP financial measure.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Nudrat Salik at (202) 551-3692 or Jeanne Baker at (202) 551-3691 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services